January 8, 2007

Mail Stop 4561

Douglas N. MacDonald
President and Chief Executive Officer
Westsphere Asset Corporation, Inc.
2140 Pegasus Way, NE
Calgary, Alberta Canada T2E 8M5

>   **Re: Westsphere Asset Corporation, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2004**
>   **Filed April 15, 2005**
>   **File No. 0-32051**

Dear Mr. MacDonald:

   We have reviewed your response letter dated June 8, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 4 – Investments, page F-10

1.   We note your response to comments 1– 4 from our February 10, 2006 letter in which you state that you realized at the time of purchasing a controlling interest of TRAC POS that it would be deficient in on (sic) net present value examination but viewed your analysis of the future potential revenues to be developed as an overriding part of the fair market value determination. Please address the following:

- Provide to us your analysis of future potential revenues and resulting cash flows that resulted in your calculated fair value of $593,679 for Intellectual Property related to TRAC POS in July 2004; and

- Explain how your analysis of future potential revenues and resulting cash flows related to TRAC POS on December 31, 2004 resulted in an impairment loss of $491,205, representing an impairment of 83% of your initially estimated value. Provide us a detailed analysis that supports your subsequently calculated fair value of TRAC POS focusing on specific reasons that resulted in this change in estimate.

2.   Given the significant changes in the amounts presented for Intellectual Property in your recent periodic reports, please revise future filings to present a rollforward that includes additions to and impairments of major intangible asset classes.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Volley at (202) 551-3437 or me at (202) 551-3423 if you have questions regarding our comments.

Sincerely,

Amit Pande
Assistant Chief Accountant